SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[October 28, 2004]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-______________

SIGNATURES
METSO CORPORATION’S INTERIM REVIEW, JANUARY-SEPTEMBER 2004: OPERATING RESULT CONTINUED TO DEVELOP POSITIVELY
METSO’S INTERIM REVIEW JANUARY-SEPTEMBER 2004
BUSINESS AREA REVIEWS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
ASSETS PLEDGED AND CONTINGENT LIABILITIES
NOTIONAL AMOUNTS, CARRYING AMOUNTS AND FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS
KEY RATIOS
EXCHANGE RATES USED
BY BUSINESS AREA INFORMATION
NET SALES BY BUSINESS AREA
OPERATING PROFIT (LOSS) BEFORE NONRECURRING ITEMS AND AMORTIZATION OF GOODWILL BY BUSINESS AREA
OPERATING PROFIT (LOSS) BEFORE NONRECURRING ITEMS AND AMORTIZATION OF GOODWILL, % OF NET SALES
NONRECURRING OPERATING ITEMS BY BUSINESS AREA
AMORTIZATION OF GOODWILL BY BUSINESS AREA
OPERATING PROFIT (LOSS) BY BUSINESS AREA
ORDERS RECEIVED BY BUSINESS AREA
PERSONNEL BY BUSINESS AREA
QUARTERLY INFORMATION
NET SALES BY BUSINESS AREA
OPERATING PROFIT (LOSS) BEFORE NONRECURRING ITEMS AND AMORTIZATION OF GOODWILL BY BUSINESS AREA
NONRECURRING OPERATING ITEMS BY BUSINESS AREA
AMORTIZATION OF GOODWILL BY BUSINESS AREA
OPERATING PROFIT (LOSS) BY BUSINESS AREA
CAPITAL EMPLOYED BY BUSINESS AREA
ORDERS RECEIVED BY BUSINESS AREA
ORDER BACKLOG BY BUSINESS AREA

SIGNATURES

Date  October 28, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO CORPORATION’S INTERIM REVIEW, JANUARY-SEPTEMBER 2004:
OPERATING RESULT CONTINUED TO DEVELOP POSITIVELY

(Helsinki, Finland, October 28, 2004) — Metso Corporation (NYSE: MX; HEX: MEO)

•	In January-September 2004, Metso Corporation’s net sales totaled EUR 2,884 million (1-9/2003: EUR 3,046 million).

•	Metso’s operating profit before nonrecurring items and amortization of goodwill was EUR 107.5 million (EUR 80.7 million).

•	The operating profit improved to EUR 39.3 million (negative EUR 273.7 million). The operating profit includes EUR 26 million in nonrecurring expenses booked for July-September due to the renewal of Metso Paper’s business concept and the streamlining of its cost structure.

•	The net profit was EUR 33 million, which includes a deferred tax asset of EUR 53 million booked for July-September.

•	Earnings per share were positive EUR 0.24 (negative EUR 2.36).

•	New orders worth EUR 3,405 million (EUR 3,296 million) were received. The Corporation’s order backlog totaled EUR 1,918 million at the end of September (EUR 1,505 million at the end of 2003).

•	Gearing was 62.3 percent at the end of September (107.7% on December 31, 2003).

In the third quarter, Metso’s operating profit before nonrecurring items and amortization of goodwill was EUR 55.9 million. The corresponding figure for continuing operations was EUR 58.8 million. In January-September, operating profit before nonrecurring items and amortization of goodwill from continuing operations strengthened to EUR 99.7 million (EUR 59.9 million).

Net nonrecurring expenses of EUR 41 million were booked during January-September, including EUR 26 million in nonrecurring expenses booked in the third quarter due to the renewal of Metso Paper’s business concept. Metso’s operating profit for the third quarter was EUR 18.8 million.

In January-September, Metso’s loss before taxes was EUR 3 million. The net profit was EUR 33 million and included a deferred tax asset of EUR 53 million booked in the third quarter. Consequently, earnings per share turned positive and were EUR 0.24.

In January-September, Metso received more new orders than in the corresponding period one year earlier. The order backlog at the end of September was also clearly stronger than at the end of 2003 or at the end of September 2003. Orders received by continuing operations increased by 9 percent and the order backlog strengthened by 36 percent. The share of the Corporation’s aftermarket operations increased slightly and accounted for 40 percent of net sales.

“Metso Minerals and Metso Automation have clearly improved their results. In the third quarter, which usually is somewhat quieter due to seasonal factors, they both succeeded in strengthening their operating profit margins compared with the previous quarter. This was achieved through the streamlined cost structure resulting from the efficiency improvement measures and supported by the favorable demand,” says Jorma Eloranta, President and CEO.

“Metso Minerals has benefited from the market situation and enhanced the effects of its efficiency improvement measures. Metso Automation has continued its positive profitability performance despite fragmented market situation. The renewal of Metso Paper’s business concept continues as announced in June 2004. Metso Paper’s result improved compared with the first half of the year.

In January-September Metso’s gearing has decreased significantly due to the strong operating cash flow and divestitures. Metso will continue to strengthen its position as market leader and to ensure that the financial targets set for 2005 will be met, says Jorma Eloranta.

Short-term outlook

Metso Paper’s market situation is expected to remain uncertain for the rest of the year. The pulp and paper industry’s willingness to invest is essentially dependent on how paper and board prices develop in the future. Metso Paper’s net sales and operating profit before nonrecurring items for 2004 are not estimated to reach the level of the previous year.

The demand for Metso Minerals’ products is expected to remain good in the Americas and in Asia. In Europe, civil engineering industry demand is expected to recover gradually. The mining industry investment outlook is good. The favorable profitability development is estimated to continue in Metso Minerals.

Metso Automation’s market expectations remain satisfactory for the pulp and paper industry and good for the power, oil and gas industry. Profitability in Metso Automation is expected to remain good.

Overall, Metso Corporation’s operating profit before nonrecurring items for 2004 is estimated to be better than that of the previous year. Earnings per share are expected to be positive.

For additional information, please contact

Jorma Eloranta, President and CEO, Metso Corporation, tel. +358 204 84 3000 Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 204 84 3010 Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or

Helena Aatinen, Senior Vice President, Corporate Communications and Stakeholder Relations, Metso Corporation, tel. +358 20 484 3004

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.

METSO’S INTERIM REVIEW JANUARY-SEPTEMBER 2004

The interim review is unaudited.

Corporation’s key figures

	7-9/04	1-9/04	7-9/03	1-9/03	2003
(Millions)	EUR	EUR	EUR	EUR	EUR
Net sales	931	2,884	991	3,046	4,250
Operating profit before nonrecurring items and amortization of goodwill	55.9	107.5	34.0	80.7	133.2
% of net sales	6.0%	3.7%	3.4%	2.6%	3.1%
Operating profit (loss) before nonrecurring items and amortization of goodwill from continuing operations	58.8	99.7	32.3	59.9	113.8
% of net sales	6.3%	3.7%	3.7%	2.3%	3.0%
Operating profit (loss)	18.8	39.3	(292.5)	(273.7)	(228.7)
% of net sales	2.0%	1.4%	(29.5%)	(9.0%)	(5.4%)
Earnings/share, EUR	0.38	0.24	(2.23)	(2.36)	(1.89)
Orders received	866	3,405	987	3,296	4,256

	30.9.	30.9.	31.12.
	2004	2003	2003
Order backlog	1,918	1,777	1,505
Equity to assets ratio, %	31.2%	26.8%	28.3%
Gearing, %	62.3%	118.5%	107.7%

Metso’s operating environment in July-September

Economic growth continued to be modest in Europe. The U.S. economy developed favorably in the first half, although uncertainty about the short-term outlook increased in the third quarter. Strong economic growth continued in China, but the Chinese government’s measures to curb growth postponed the making of investment decisions.

The pulp and paper industry experienced an increase in paper machine capacity utilization rates, but product price development was inconsistent.

In the mining industry, metal prices continued their upward trend. In the civil engineering industry, the price of aggregates developed favorably in a number of markets.

Price increases in certain key raw materials were reflected in Metso Corporation’s costs during the year. The price increase is expected to continue and to affect costs also in the final quarter. As Metso’s material purchases are made mainly through long-term agreements, spanning several years in some cases, the effects of a cost increase are spread over a longer period. The effects of raw material price increases have been compensated partly by improving productivity and partly by increasing the prices of end products.

Demand for Metso’s products

The market for Metso Paper’s products was weaker in the third quarter than in the first half. There were few investments in new paper machines in Europe and North America. The market activity for chemical and mechanical pulping equipment and lines was good primarily in China and South America. The demand for aftermarket and maintenance services continued at the level of the previous quarter.

The demand for Metso Minerals’ civil engineering industry equipment was good in North America and Asia. The demand for mining industry equipment was good elsewhere than in Europe. The demand for metals recycling equipment continued strong, especially in Europe. The market for aftermarket and maintenance services was good.

The demand for Metso Automation’s power, oil and gas industry systems and equipment was boosted by crude oil price increases. The demand for field equipment was good, while the demand for pulp and paper industry automation systems was satisfactory.

Orders received and order backlog

The value of orders received by Metso in January-September totaled EUR 3,405 million, which was 3 percent more than in the comparison period, January-September 2003. Orders in continuing operations were 9 percent higher than in the comparison period. Metso’s order backlog increased by 27 percent from the beginning of the year, totaling EUR 1,918 million at the end of September. In continuing operations, the order backlog grew by 36 percent. The largest orders received in the third quarter concerned a fine paper production line for South Korea and a waste incineration plant for China.

47 percent of orders originated from Europe, 21 percent from North America, 18 percent from Asia-Pacific, 9 percent from South America and 5 percent from the rest of the world.

Net sales

Metso’s net sales totaled EUR 2,884 million in January-September. With respect to continuing operations, net sales increased by 2 percent on the comparison period and totaled EUR 2,692 million. Aftermarket operations accounted for 40 percent (1-9/03: 34 percent) of the Corporation’s net sales (excluding Metso Ventures).

Of the net sales, 37 percent originated from Metso Paper’s, 34 percent from Metso Minerals’, 13 percent from Metso Automation’s and 10 percent from Metso Ventures’ deliveries. Divested operations accounted for 6 percent of the Corporation’s net sales in January-September.

42 percent of net sales came from Europe, 22 percent from North America, 23 percent from Asia-Pacific, 7 percent from South America and 6 percent from the rest of the world.

Result

The Corporation’s operating profit before nonrecurring items and amortization of goodwill strengthened clearly and was EUR 107.5 million in January-September, or 3.7 percent of net sales. In the third quarter, operating profit before nonrecurring items and amortization of goodwill was EUR 55.9 million, or 6.0 percent of net sales. The profitability of Metso Minerals and Metso Automation improved significantly on the comparison period.

Metso Paper’s result before nonrecurring items and amortization of goodwill includes a provision made for the Papiers Gaspesia paper machine project for which an additional provision was made in the third quarter. Metso Ventures’ result was weakened by a loss suffered by Valmet Automotive due to the low volume of car production.

With respect to continuing operations, Metso’s operating profit before nonrecurring items and amortization of goodwill was EUR 99.7 million in January-September, or 3.7 percent of corresponding net sales. The corresponding figures for January-September 2003 were EUR 59.9 million and 2.3 percent.

Nonrecurring expenses of EUR 26 million related to the costs of Metso Paper’s cost streamlining program and a EUR 5 million loss from the divestiture of the Converting Group were recorded in the third quarter. Net nonrecurring expenses in January-September totaled EUR 41 million. The most significant reported items besides those mentioned above were gains from the disposal of shares amounting to EUR 7 million, a reversal of a sales gain booked for Valmet Automotive totaling EUR 5 million, and a loss and sales costs related to the divestiture of Dynapac, part of Metso Minerals, amounting to approximately EUR 12 million.

In January-September, Metso’s operating profit was EUR 39.3 million, or 1.4 percent of net sales. Metso’s net financial expenses were EUR 42 million, including dividend income of EUR 3 million.

Metso’s loss before taxes was EUR 3 million.

The Corporation’s taxes for the review period were EUR 36 million positive. Metso has received a confirmation from the Finnish Tax Office for Major Corporations on the tax-deductibility of write-downs of certain subsidiary shares. Based on this, Metso booked a deferred tax asset of EUR 53 million for the third quarter.

Earnings per share were EUR 0.24. The net profit was EUR 33 million.

Efficiency improvement program

Metso continued the efficiency improvement program commenced in June 2003. The program’s measures have been concluded in Metso Automation, and the last measures are being implemented in Metso Paper, Metso Minerals and Metso Ventures. The decisions made are estimated to create annual cost savings of slightly over EUR 100 million. In January-September, these measures resulted in cost savings of approximately EUR 45 million. Through the efficiency improvement program, Metso has reduced its personnel by some 1,500, including a reduction of about 900 employees in January-September.

Renewal of Metso Paper’s business concept

In June 2004, Metso began the planning process to renew Metso Paper’s business concept and to streamline its cost structure by EUR 50 million annually. Metso Paper’s goal is to secure the leading position as a supplier of pulp and paper industry solutions and to strengthen competitiveness in a changing operating environment. This renewal requires the development of more flexible operating procedures and the streamlining of the cost structure.

The program is estimated to affect 1,100-1,300 employees, with about half through redundancies and the other half being affected by outsourcing solutions and other production arrangements. The planned measures are scheduled mainly for 2004-2005 and are estimated to generate nonrecurring expenses in 2004-2005, the payback time of which is estimated to average less than one year.

Related to the program’s first stage, Metso Paper initiated negotiations in the third quarter concerning reductions of approximately 300 jobs in Finland, approximately 130 jobs in Sweden and approximately 120 in North America. The negotiations have been completed to a large extent and the reductions affect about 500 people at this stage.

The program’s second stage mainly involves examining opportunities to outsource Metso Paper’s operations and arrange production activities. Related to the second stage, Metso Paper began to examine the arrangements at the Karhula production unit in Finland. These negotiations affect about 150 jobs.

A good half of the EUR 26 million in nonrecurring expenses booked in the third quarter are related to the costs of personnel reductions, while the rest are write-downs of fixed assets. These measures are expected to generate annual savings of approx. EUR 40 million.

Cash flow and financing

Metso’s net cash provided by operating activities strengthened and was EUR 146 million during the review period.

Net interest bearing liabilities totaled EUR 645 million, or EUR 464 million less than at the beginning of the year. Gearing, i.e. the ratio of net interest bearing liabilities to shareholders’ equity, was 62.3 percent, compared with 107.7 percent at the beginning of the year. Business divestitures generated cash assets of approx. EUR 360 million and the disposal of other assets generated approx. EUR 40 million. These cash assets as well as cash accumulated from operations were used to substantially reduce short-term liabilities and strengthen the Corporation’s financial position.

Metso’s equity to assets ratio was 31.2 percent at the end of September.

In May, Metso and the European Investment Bank (EIB) signed a 10-year, EUR 135 million loan agreement. The funds may be drawn within 18 months of signing. No funds have been drawn so far.

On March 3, 2004, Standard & Poor’s Ratings Services lowered Metso’s long-term corporate credit rating to BB+ and considered the outlook on ratings to be stable. Additionally, the ratings of Metso’s outstanding bonds and EMTN program were lowered to BB. At the same time, the short-term rating was lowered to B. On February 17, 2004, Moody’s Investors Services lowered the long-term ratings of Metso Corporation to Ba1 and considered the outlook on ratings negative.

Capital expenditure

Metso’s gross capital expenditure including acquisitions totaled EUR 66 million (EUR 99 million in 1-9/03).

Mergers and acquisitions

At the end of January, Metso agreed with Bobst Group from Switzerland on the divestiture of Metso’s Converting Group. In the third quarter, Metso and Bobst Group reached an agreement on the value of the balance sheet items transferred under the contract. During the review period, Metso recorded a loss of approx. EUR 8 million related to the transaction, with EUR 5 million of this in the third quarter.

ThyssenKrupp Automotive AG announced in June that it will not acquire the shares of Valmet Automotive Oy, and will give up its 10 percent minority shareholding in the car plant. In accordance with the original agreement, Metso will reacquire the minority shareholding in the car plant at a point of time to be decided later. Metso reversed in the second quarter result EUR 5 million of the previously booked gain.

Metso completed the divestiture of its compaction and paving equipment group, Dynapac, to the Nordic private equity investor, Altor on June 30, 2004. The sales price was EUR 291 million net of cash sold. The loss caused by the sale and the related expenses was EUR 12 million.

In June, Metso announced the transfer of its development project related to intelligent packaging and printing products to a new joint venture, Avantone Oy. The new company started operations in September.

Research and development

Metso’s R&D expenditure in January-September totaled EUR 77 million (EUR 96 million in 1-9/03), representing 2.7 percent of the Corporation’s net sales.

During the review period, Metso Paper launched new products for paper web management, paper coating technology, and wood processing and chipping. In recycled fiber technology, a number of significant reference deliveries of applications for paper and board pulp were completed in Europe and China. Metso Minerals continued the development of a new generation of stationary and mobile crushers and the shear product family used in metals recycling. Metso Automation added a number of new features to the metsoDNA automation system, including process performance and information security services.

Personnel

At the end of September, Metso employed 23,340 persons, which was 11 percent less than at the end of 2003. 38 percent were employed by Metso Paper, 36 percent by Metso Minerals, 14 percent by Metso Automation, 11 percent by Metso Ventures and 1 percent by the Corporate Office and shared service centers. In January-September, Metso employed 24,753 persons on average, which was 11 percent, or 2,941 persons, less than in the comparison period, January-September 2003.

Metso employed 39 percent of its total personnel in Finland, 12 percent in other Nordic countries, 13 percent in other European countries, 16 percent in North America, 6 percent in Asia-Pacific, 8 percent in South America and 6 percent in the rest of the world.

Corporate management

Jorma Eloranta started as the President and CEO of Metso Corporation on March 1, 2004. He was also appointed as the Chairman of Metso’s Executive Team and the Chairman of the Boards of Metso’s business areas. Olli Vaartimo, who was the acting President and CEO of Metso Corporation, continues as Metso’s Executive Vice President, CFO, Deputy to the CEO and Vice Chairman of Metso’s Executive Team. Other members of the Executive Team are Metso’s Business Area Presidents Bertel Karlstedt (Metso Paper), Bertel Langenskiöld (Metso Minerals), Matti Kähkönen (Metso Automation) and Vesa Kainu (Metso Ventures). Metso’s Extended Executive Team was abolished on April 28, 2004.

Corporate Governance

In April, Metso’s Board of Directors decided to renew Metso’s corporate governance principles to improve management’s efficiency. The new corporate governance principles became effective on May 1, 2004.

Shares

At the end of September, the number of Metso Corporation shares was 136,250,545 and the share capital was EUR 231,625,926.50.

The Helsinki Exchanges traded 78 million Metso Corporation shares in January-September, equivalent to a turnover of EUR 824 million. The share price on September 30, 2004 was EUR 10.33. The highest quotation was EUR 11.72 and the lowest EUR 9.12. The Corporation’s market capitalization on September 30, 2004 was EUR 1,407 million.

3 million Metso ADRs (American Depository Receipts) were exchanged on the New York Stock Exchange, equivalent of a turnover of USD 40 million. The price of an ADR on September 30, 2004 was USD 12.95. The highest quotation was USD 14.37 and the lowest USD 11.10.

Stock options

Metso Corporation currently has three options programs, launched in 2000, 2001 and 2003. Originally the programs gave the right to subscribe for a maximum of 13,800,000 new shares. However, Metso Corporation’s Board of Directors decided on May 26, 2004 to propose to the 2005 Annual General Meeting the reduction of the size of the year 2003 options program by 4,900,000 options, after which the programs give the right to subscribe for a maximum of 8,900,000 new shares.

Metso’s Board of Directors reserved 100,000 year 2003A options and 100,000 year 2003C options for future needs. The Board also decided not to distribute the 2,400,000 year 2003A and the 2,500,000 year 2003C options transferred to Metso Capital Oy. In addition, the Board decided to propose to the 2005 Annual General Meeting that the Meeting cancels the stock options that were transferred to Metso Capital Oy.

The Board decided on May 26, 2004 that the maximum number of year 2003B stock options that can be distributed to Metso Corporation’s key personnel in spring 2005 would be 2,500,000 options. Stock options can be distributed to the maximum amount, if the operating profit percentage for 2004 reaches at least 9 percent, the return on capital employed (ROCE) reaches at least 20 percent and earnings per share exceed EUR 1.45. The minimum criteria for a partial distribution of stock options are an operating profit percentage of at least 4 percent, a return on capital employed of at least 8 percent and earnings per share of at least EUR 0.40, all these for the year 2004. An additional criterion for the distribution of stock options is that the trade-weighted average price of the Metso share on the Helsinki Exchanges during the period January 1-March 31, 2005 does not fall below EUR 10.11.

Decisions of the Annual General Meeting

Metso Corporation’s Annual General Meeting held on April 6, 2004 approved the financial statements for 2003 and discharged the members of the Board of Directors and the President and CEO of Metso Corporation from liability. The Annual General Meeting approved the proposals of the Board of Directors relating to authorizations to decide on the repurchase and disposal of the Corporation’s own shares. The Annual General Meeting also authorized the Board to decide on increasing the share capital by issuing new shares, convertible bonds and/or stock options.

The Annual General Meeting decided to establish a Nomination Committee for the Annual General Meeting to prepare proposals for the following Annual General Meeting regarding the composition of the Board of Directors and the remuneration of Board members. The Nomination Committee consists of the representatives of the four largest shareholders of Metso Corporation (as registered in the book-entry system on December 1 preceding the Annual General Meeting) and the Chairman of the Board of Directors as an expert member.

The Annual General Meeting elected Matti Kavetvuo as Chairman of the Board and Jaakko Rauramo as Vice Chairman of the Board. Risto Hautamäki, Satu Huber, Maija-Liisa Friman, Juhani Kuusi and Pentti Mäkinen were elected as Board members. The firm of PricewaterhouseCoopers, Authorized Public Accountants, was re-elected as the Corporation’s Auditor.

The Annual General Meeting decided to distribute a dividend of EUR 0.20 per share for the financial year that ended on December 31, 2003. The dividend was paid on April 20, 2004.

Financial targets

At the end of June, Metso presented the financial targets for 2005. In 2005 Metso aims at an operating profit that is 6 percent of net sales and a 12 percent return on capital employed before taxes (ROCE). The business area specific operating profit targets for 2005 are: Metso Paper 5 percent, Metso Minerals 7 percent, Metso Automation 8 percent and Metso Ventures 6 percent.

In calculating the above operating profit and ROCE targets, Metso’s transfer to IFRS (International Financial Reporting Standards) from the beginning of 2005 and the consequent end to the practice of amortizing goodwill has been taken into account.

Effects of the introduction of IFRS

From the beginning of 2005, Metso will apply the International Financial Reporting Standards (IFRS) instead of Finnish financial reporting practices in its financial reporting. The transfer date for calculating comparative information is January 1, 2004. Metso will compile the opening IFRS balance sheet from this date.

With respect to the income statement, the main difference between Metso’s Finnish financial reporting practices and the IFRS concerns goodwill. According to IAS (International Accounting Standards) 38, intangible assets are not amortized, but are tested for impairment annually. Metso’s goodwill amortization in 2004 is estimated at EUR 35 million.

With respect to the balance sheet, the most essential differences between Metso’s Finnish financial reporting practices and the IFRS concern employee benefits that are regulated by IAS 19. In compliance with this standard, Metso will record, in its opening balance sheet, obligations related to foreign subsidiaries’ defined benefit-based retirement plans and other employee benefits totaling approx. EUR 40 million (tax effects included), which are to be deducted from the consolidated shareholders’ equity.

Another possible difference in the balance sheet based on IAS 19 concerns future disability pensions related to the Finnish Pensions Act system. According to the latest information, a solution is being sought in Finland in which disability pensions would be handled as defined contribution arrangements in the future. However, if the Finnish system was considered defined benefit-based in the opening balance sheet calculations, this would result in an additional obligation of approx. EUR 60 million (tax effects included) in Metso’s opening balance sheet.

Metso will publish a release on the effects of the adoption of IFRS on financial reporting by the end of the first quarter in 2005. This will also include the differences between the Finnish standards and the IFRS in the financial statements as per December 31, 2004.

Short-term outlook

Metso Paper’s market situation is expected to remain uncertain for the rest of the year. The pulp and paper industry’s willingness to invest is essentially dependent on how paper and board prices develop in the future. Metso Paper’s net sales and operating profit before nonrecurring items for 2004 are not estimated to reach the level of the previous year.

The demand for Metso Minerals’ products is expected to remain good in the Americas and in Asia. In Europe, civil engineering industry demand is expected to recover gradually. The mining industry investment outlook is good. The favorable profitability development is estimated to continue in Metso Minerals.

Metso Automation’s market expectations remain satisfactory for the pulp and paper industry and good for the power, oil and gas industry. Profitability in Metso Automation is expected to remain good.

Overall, Metso Corporation’s operating profit before nonrecurring items for 2004 is estimated to be better than that of the previous year. Earnings per share are expected to be positive.

Helsinki, October 28, 2004

Board of Directors, Metso Corporation

BUSINESS AREA REVIEWS

Metso Paper

	7-9/04	1-9/04	7-9/03	1-9/03	2003
(Millions)	EUR	EUR	EUR	EUR	EUR
Net sales	378	1,089	363	1,124	1,651

	7-9/04	1-9/04	7-9/03	1-9/03	2003
(Millions)	EUR	EUR	EUR	EUR	EUR
Operating profit before nonrecurring items and amortization of goodwill	22.7	17.2	15.3	34.2	68.3
% of net sales	6.0%	1.6%	4.2%	3.0%	4.1%
Operating profit (loss)	(3.0)	(11.6)	(20.0)	(8.0)	24.6
% of net sales	(0.8%)	(1.1%)	(5.5%)	(0.7%)	1.5%
Orders received	291	1,426	421	1,422	1,710

		30.9. 2004		30.9. 2003	31.12. 2003
Order backlog		1,124		1,031	784

Metso Paper’s net sales in January-September totaled EUR 1,089 million, 3 percent lower than in the comparison period. Aftermarket and maintenance services accounted for 37 percent of net sales (28 percent in 1-9/03). The increase from the comparison period was affected by the fact that the scope of aftermarket operations was redefined, and these operations now also include process improvements.

Metso Paper’s operating profit before nonrecurring items and amortization of goodwill was EUR 17.2 million. The operating profit before nonrecurring items and amortization of goodwill includes a EUR 15 million provision for the Papiers Gaspesia paper machine project, EUR 5 million of which was booked in the third quarter. If the ongoing negotiations concerning the completion of the project end without result and the project is cancelled in its entirety, Metso Paper’s uncovered risk related to the project will not exceed EUR 5 million after the already made provisions.

Metso Paper’s operating loss after nonrecurring items and amortization of goodwill was EUR 11.6 million. The operating loss included EUR 26 million in nonrecurring expenses resulting from the streamlining of the cost structure, booked in the third quarter.

As part of the efficiency improvement program started in summer 2003, Metso Paper’s personnel were reduced by about 390 in January-September. The process of outsourcing Metso Paper’s Jyväskylä plate shop was completed in September, and the plate shop business was transferred to a new company as of the beginning of October. The transaction covers the land and buildings of the plate shop, as well as its production equipment. The personnel, 124 employees in all, will work for the new owner under their existing terms and conditions of employment.

Under the program commenced in June 2004 to renew its business concept, Metso Paper aims to streamline its cost structure by a total of EUR 50 million annually. Metso Paper plans to improve the efficiency of its administration and production by combining functions and continuing to focus on the production and assembly of core components as well as simultaneously strengthening its presence in new, growing markets.

The value of orders received by Metso Paper in January-September was at the level of the comparison period, totaling EUR 1,426 million. The most significant order in the third quarter was a fine paper production line for Hankuk Paper’s Onsan mill in South Korea. Additionally, orders were received for pulping lines and board machines as well as for relatively large paper finishing systems. Metso Paper’s order backlog increased by 43 percent from the beginning of the year, totaling EUR 1,124 million at the end of September.

Metso Minerals

Metso Minerals’ figures below exclude the divested Dynapac business.

	7-9/04	1-9/04	7-9/03	1-9/03	2003
(Millions)	EUR	EUR	EUR	EUR	EUR
Net sales	351	1,005	337	959	1,315
Operating profit before nonrecurring items and amortization of goodwill	27.5	68.6	16.8	31.0	52.4
% of net sales	7.8%	6.8%	5.0%	3.2%	4.0%
Operating profit (loss)	19.9	50.8	(196.0)	(202.2)	(185.0)
% of net sales	5.7%	5.1%	(58.2%)	(21.1%)	(14.1%)
Orders received	392	1,172	283	940	1,282

	30.9.	30.9.	31.12.
	2004	2003	2003
Order backlog	544	389	363

Metso Minerals’ net sales totaled EUR 1,005 million, 5 percent more than in the comparison period. Aftermarket and maintenance services accounted for 53 percent of net sales (52 percent in 1-9/03).

Metso Minerals’ operating profit before nonrecurring items and amortization of goodwill was EUR 68.6 million, representing 6.8 percent of net sales. Profitability improved due to the streamlined cost structure achieved through the efficiency improvement program and increased demand. The effects of the program were reflected particularly in improved profitability for the crushing and screening business line. The operating profit of Metso Minerals was EUR 50.8 million, or 5.1 percent of net sales.

Following decisions made under the efficiency improvement program commenced in 2003, Metso Minerals shut down two factories in the USA and one factory in Germany during the first half of the year. In August, Metso Minerals made a decision to shut down an iron foundry in Vereeniging, South Africa. The foundry shutdown is expected to affect about 90 employees. Negotiations concerning the reorganization of operations were commenced in the Swedish Sala unit, a manufacturer of minerals processing equipment. In addition, some of the operations of the Trelleborg and Ersmark units in Sweden, both of which manufacture wearing parts, were combined.

The value of orders received by Metso Minerals in January-September increased by 25 percent on the comparison period, totaling EUR 1,172 million. The most significant orders received in the third quarter included an order for a hazardous waste incineration plant to SCIP Swire SITA Waste Services Co. Ltd, China, an order for grinding mills and crushers to Ghana, and orders for grinding mills and a bridge reclaimer to Brazil. Metso Minerals’ order backlog at the end of September was up by 50 percent from the beginning of the year, totaling EUR 544 million.

Metso Automation

	7-9/04	1-9/04	7-9/03	1-9/03	2003
(Millions)	EUR	EUR	EUR	EUR	EUR
Net sales	140	388	120	378	531
Operating profit before nonrecurring items and amortization of goodwill	19.6	38.9	8.1	16.7	31.4
% of net sales	14.0%	10.0%	6.8%	4.4%	5.9%
Operating profit	18.9	36.8	0.5	14.0	28.4
% of net sales	13.5%	9.5%	0.4%	3.7%	5.3%
Orders received	146	440	121	412	531

	30.9.	30.9.	31.12.
	2004	2003	2003
Order backlog	198	181	145

Metso Automation’s net sales increased by 3 percent on the comparison period and totaled EUR 388 million. Aftermarket and maintenance services accounted for 24 percent of net sales (25 percent in 1-9/03).

Metso Automation’s operating profit before nonrecurring items and amortization of goodwill was EUR 38.9 million, representing 10.0 percent of net sales. Operating profit improved substantially from the comparison period, due to the efficiency improvement measures and the increased volumes in field equipment for the oil and gas industry. Operating profit was EUR 36.8 million, or 9.5 percent of net sales.

The value of new orders increased by 7 percent on the comparison period and totaled EUR 440 million. The most significant orders received during the third period included the German engineering company Uhde’s order of control valves for fertilizer plants to be constructed in Egypt and Saudi Arabia. Additionally, PVO Lämpövoima ordered an automation solution for its power plant to be modernized in Tahkoluoto, Finland, and Fortum Oil ordered automation solution for a new production line and related hydrogen plant at its Porvoo refinery, also located in Finland. Metso Automation’s order backlog at the end of September was EUR 198 million, which is 37 percent more than at the beginning of the year.

Metso Ventures

	7-9/04	1-9/04	7-9/03	1-9/03	2003
(Millions)	EUR	EUR	EUR	EUR	EUR
Net sales	92	289	76	267	370
Operating profit (loss) before nonrecurring items and amortization of goodwill	(5.0)	(6.0)	(1.7)	3.1	(2.6)
% of net sales	(5.4%)	(2.1%)	(2.2%)	1.2%	(0.7%)
Operating profit (loss)	(5.2)	(6.8)	(6.0)	(1.0)	(8.7)

	7-9/04	1-9/04	7-9/03	1-9/03	2003
(Millions)	EUR	EUR	EUR	EUR	EUR
% of net sales	(5.7%)	(2.4%)	(7.9%)	(0.4%)	(2.4%)
Orders received	63	258	75	256	398

	30.9.	30.9.	31.12.
	2004	2003	2003
Order backlog	114	146	175

Metso Ventures’ net sales in January-September increased by 8 percent on the comparison period, totaling EUR 289 million. The net sales of Metso Drives increased clearly on the previous year’s corresponding period due to increased deliveries of wind turbine gears and deliveries to the minerals processing industry. Metso Panelboard’s net sales increased due to the growth in deliveries to China and the increased demand for aftermarket services. The deliveries of Metso Ventures’ foundries also increased.

Valmet Automotive’s net sales decreased due to a reduction in car production volumes over that of the comparison period. In the comparison period, Valmet Automotive also manufactured Saabs along with Porsches. In January-September, 6,091 cars were produced (17,056 cars in 1-9/03). Valmet Automotive began the production of new generation Porsche Boxster sports cars according to the agreement made in 2001, due to which car production volumes will begin to increase during the year’s final quarter.

Metso Ventures’ operating loss before nonrecurring items and amortization of goodwill was EUR 6.0 million. The profitability of Metso Drives improved substantially due to new products and higher production capacity utilization. Metso Panelboard’s operating result weakened from the comparison period, but was positive. A good capacity utilization ratio increased the foundries’ profitability over that of the comparison period. Valmet Automotive’s operating result was a loss, and the operating loss of the whole of Metso Ventures was EUR 6.8 million.

The value of orders received by Metso Ventures approximated that of the comparison period, totaling EUR 258 million. The value of orders received by Metso Drives increased by 10 percent on the comparison period. The order backlog of Metso Ventures at the end of June was EUR 114 million, or 35 percent lower than at the end of the year.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.

Such factors include, but are not limited to:

(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins

(2) the competitive situation, especially significant technological solutions developed by competitors

(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement

(4) the success of pending and future acquisitions and restructuring.

The Interim Review is unaudited.

CONSOLIDATED STATEMENTS OF INCOME

	7-9/	7-9/	1-9/	1-9/	1-12/
	2004	2003	2004	2003	2003
(Millions)	EUR	EUR	EUR	EUR	EUR
Net sales	931	991	2,884	3,046	4,250
Cost of goods sold	(680)	(746)	(2,144)	(2,285)	(3,211)
Gross profit	251	245	740	761	1,039
Selling, general and administrative expenses	(195)	(211)	(632)	(680)	(906)
Operating profit before nonrecurring operating items and amortization of goodwill	56	34	108	81	133
% of net sales	6.0%	3.4%	3.7%	2.6%	3.1%

	7-9/	7-9/	1-9/	1-9/	1-12/
	2004	2003	2004	2003	2003
(Millions)	EUR	EUR	EUR	EUR	EUR
Nonrecurring operating income and expenses	(29)	(108)	(41)	(109)	(106)
Goodwill impairment	—	(205)	—	(205)	(205)
Amortization of goodwill	(8)	(14)	(28)	(41)	(51)
Operating profit (loss)	19	(293)	39	(274)	(229)
% of net sales	2.0%	(29.5%)	1.4%	(9.0%)	(5.4%)
Financial income and expenses	(14)	(18)	(42)	(53)	(74)
Income (loss) before extraordinary items and income taxes	5	(311)	(3)	(327)	(303)
Extraordinary income and expenses	—	—	—	—	—
Income (loss) before taxes	5	(311)	(3)	(327)	(303)
Income taxes	47	6	36	5	44
Minority interests	0	1	0	0	1
Net income (loss)	52	(304)	33	(322)	(258)

CONSOLIDATED BALANCE SHEETS

	Sep 30,	Sep 30,	Dec 31,
	2004	2003	2003
(Millions)	EUR	EUR	EUR
Fixed assets and financial assets
Intangible assets	581	755	760
Tangible assets	674	855	810
Financial assets	124	92	94
Current assets
Inventories	744	853	743
Receivables	1,207	1,379	1,286
Cash and cash equivalents	301	130	130
Total assets	3,631	4,064	3,823
Share capital	232	232	232

	Sep 30,	Sep 30,	Dec 31,
	2004	2003	2003
(Millions)	EUR	EUR	EUR
Other shareholders’ equity	797	751	792
Minority interests	6	7	6
Long-term liabilities	1,080	1,175	1,118
Current liabilities	1,516	1,899	1,675
Total shareholders’ equity and liabilities	3,631	4,064	3,823
Net interest bearing liabilities
Long-term interest bearing liabilities	934	1,010	957
Short-term interest bearing liabilities	42	320	312
Cash and cash equivalents	(301)	(130)	(130)
Other interest bearing assets	(30)	(28)	(30)
Total	645	1,172	1,109

CONSOLIDATED STATEMENTS OF CASH FLOWS

	7-9/	7-9/	1-9/	1-9/	1-12/
	2004	2003	2004	2003	2003
(Millions)	EUR	EUR	EUR	EUR	EUR
Cash flows from operating activities:
Net income (loss)	52	(304)	33	(322)	(258)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	37	47	117	140	183
Provisions / Efficiency improvement programs	9	71	(7)	74	60
Asset write-downs related to the efficiency improvement programs	9	25	9	25	25
Goodwill impairment, net of tax effect	—	205	—	205	205
Other (includes change in deferred taxes)	(47)	8	(38)	6	(15)

	7-9/	7-9/	1-9/	1-9/	1-12/
	2004	2003	2004	2003	2003
(Millions)	EUR	EUR	EUR	EUR	EUR
Change in net working capital	6	(15)	32	(64)	(54)
Net cash provided by operating activities	66	37	146	64	146
Cash flows from investing activities:
Capital expenditures on fixed assets	(24)	(31)	(63)	(97)	(128)
Proceeds from sale of fixed assets	15	3	24	11	14
Business acquisitions, net of cash acquired	0	—	(2)	(2)	(2)
Proceeds from sale of businesses	(7)	1	360	31	31
(Investments in) proceeds from sale of shares and marketable securities	(1)	(1)	32	2	5
Other	8	—	(11)	—	—
Net cash provided by (used in) investing activities	(9)	(28)	340	(55)	(80)
Cash flows from financing activities:
Dividends paid	—	—	(27)	(82)	(82)
Net funding	(179)	(7)	(293)	5	(44)
Other	5	1	4	9	5
Net cash provided by (used in) financing activities	(174)	(6)	(316)	(68)	(121)
Effect of changes in exchange rates on cash and cash equivalents	(1)	1	1	(1)	(5)
Net increase (decrease) in cash and cash equivalents	(118)	4	171	(60)	(60)
Cash and cash equivalents at beginning of period	419	126	130	190	190
Cash and cash equivalents at end of period	301	130	301	130	130

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

						Reserve
	Number		Share		Cumulative	for
	of	Share	premium	Legal	translation	own	Other	Retained
	shares	capital	reserve	reserve	adjustments	shares	reserves	earnings	Total
(Millions)	(thousands)	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Balance at Dec 31, 2003	136,251	232	14	228	(76)	1	202	423	1,024
Dividends	—	—	—	—	—	—	—	(27)	(27)
Translation differences	—	—	—	—	(1)	—	—	—	(1)
Changes in corporate structure	—	—	—	—	8	—	—	(8)	0
Other	—	—	—	—	—	—	—	—	0
Net income	—	—	—	—	—	—	—	33	33
Balance at Sep 30, 2004	136,251	232	14	228	(69)	1	202	421	1,029

The distributable funds of Metso Corporation at September 30, 2004 consist of retained earnings (EUR 421 million) excluding accelerated depreciation and untaxed reserves (EUR 39 million) and negative translation differences (EUR 69 million), and other reserves (EUR 202 million), totaling EUR 515 million. At the end of the period Metso Corporation possessed 60 841 of its own shares.

ASSETS PLEDGED AND CONTINGENT LIABILITIES

	Sep 30, 2004	Dec 31, 2003
(Millions)	EUR	EUR
Mortgages on corporate debt	3	1
Other pledges and contingencies
Mortgages	2	2
Pledged assets	4	4
Guarantees on behalf of associated company obligations	—	0
Other guarantees	15	7
Repurchase and other commitments	34	48
Lease commitments	181	183

Other guarantees include EUR 12 million guarantees given on behalf of sold businesses. The respective buyers have indemnified Metso and have committed themselves to release Metso from its guarantee obligations within agreed time periods.

NOTIONAL AMOUNTS, CARRYING AMOUNTS AND FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS

	Notional amount		Carrying amount		Fair value
	Sep 30, 2004	Dec 31, 2003	Sep 30, 2004	Dec 31, 2003	Sep 30, 2004	Dec 31, 2003
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Forward exchange rate contracts	1,436	1,567	(1)	20	9	36
Interest rate and currency swaps	3	3	0	0	0	0
Currency swaps	75	81	(4)	(1)	(4)	(2)
Interest rate swaps	170	60	1	(1)	0	0
Interest rate futures contracts	15	15	0	0	0	0
Option agreements
Bought	41	13	0	0	0	0
Sold	70	34	0	(1)	0	(1)
Electricity forward contracts 1)	330	344	0	0	1	(1)

1)	Notional amount GWh

Carrying amounts noted in the table above are included in the balance sheet. The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk. The fair value reflects the estimated amounts that Metso would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts.

KEY RATIOS

	Sep 30,	Sep 30,	Dec 31,
	2004	2003	2003
Earnings/share, EUR	0.24	(2.36)	(1.89)
Equity/share, EUR	7.55	7.21	7.51
Return on equity (ROE), %	4.3	(33.5)	(21.3)
Return on capital employed (ROCE), %	3.1	(13.6)	(8.7)
Equity to assets ratio, %	31.2	26.8	28.3
Gearing, %	62.3	118.5	107.7
Average number of shares (thousands)	136,190	136,190	136,190

EXCHANGE RATES USED

	1-9/	1-9/	1-12/	Sep 30,	Sep 30,	Dec 31,
	2004	2003	2003	2004	2003	2003
USD (US dollar)	1.2257	1.1114	1.1309	1.2409	1.1652	1.2630
SEK (Swedish krona)	9.1620	9.1628	9.1244	9.0588	8.9625	9.0800
GBP (Pound sterling)	0.6731	0.6900	0.6919	0.6868	0.6986	0.7048
CAD (Canadian dollar)	1.6286	1.5874	1.5821	1.5740	1.5717	1.6234

BY BUSINESS AREA INFORMATION

NET SALES BY BUSINESS AREA

	7-9/	7-9/	1-9/	1-9/	10/2003	1-12/
	2004	2003	2004	2003	-9/2004	2003
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	378	363	1,089	1,124	1,616	1,651

	7-9/	7-9/	1-9/	1-9/	10/2003	1-12/
	2004	2003	2004	2003	-9/2004	2003
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Minerals	351	337	1,005	959	1,361	1,315
Metso Automation	140	120	388	378	541	531
Metso Ventures	92	76	289	267	392	370
Intra Metso net sales	(30)	(22)	(79)	(79)	(122)	(122)
Continuing operations	931	874	2,692	2,649	3,788	3,745
Discontinued operations	—	117	192	397	300	505
Metso total	931	991	2,884	3,046	4,088	4,250

OPERATING PROFIT (LOSS) BEFORE NONRECURRING ITEMS AND AMORTIZATION OF GOODWILL BY BUSINESS AREA

	7-9/	7-9/	1-9/	1-9/	10/2003	1-12/
	2004	2003	2004	2003	-9/2004	2003
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	22.7	15.3	17.2	34.2	51.3	68.3
Metso Minerals	27.5	16.8	68.6	31.0	90.0	52.4
Metso Automation	19.6	8.1	38.9	16.7	53.6	31.4
Metso Ventures	(5.0)	(1.7)	(6.0)	3.1	(11.7)	(2.6)
Corporate Office and other	(6.0)	(6.2)	(19.0)	(25.1)	(29.6)	(35.7)
Continuing operations	58.8	32.3	99.7	59.9	153.6	113.8
Discontinued operations	(2.9)	1.7	7.8	20.8	6.4	19.4
Metso total	55.9	34.0	107.5	80.7	160.0	133.2

OPERATING PROFIT (LOSS) BEFORE NONRECURRING ITEMS AND AMORTIZATION OF GOODWILL, % OF NET SALES

	7-9/	7-9/	1-9/	1-9/	10/2003	1-12/
	2004	2003	2004	2003	-9/2004	2003
	%	%	%	%	%	%
Metso Paper	6.0	4.2	1.6	3.0	3.2	4.1
Metso Minerals	7.8	5.0	6.8	3.2	6.6	4.0
Metso Automation	14.0	6.8	10.0	4.4	9.9	5.9
Metso Ventures	(5.4)	(2.2)	(2.1)	1.2	(3.0)	(0.7)
Continuing operations	6.3	3.7	3.7	2.3	4.1	3.0
Discontinued operations	—	1.5	4.1	5.2	2.1	3.8
Metso total	6.0	3.4	3.7	2.6	3.9	3.1

NONRECURRING OPERATING ITEMS BY BUSINESS AREA

	7-9/	7-9/	1-9/	1-9/	10/2003	1-12/
	2004	2003	2004	2003	-9/2004	2003
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	(24.2)	(33.4)	(24.2)	(36.6)	(23.6)	(36.0)
Metso Minerals	(1.9)	(62.5)	(1.3)	(67.0)	(0.1)	(65.8)
Metso Automation	—	(6.9)	—	(0.6)	0.3	(0.3)
Metso Ventures	—	(4.0)	—	(3.2)	(1.5)	(4.7)
Corporate Office and other	2.8	(1.2)	4.9	(1.2)	7.7	1.6
Continuing operations	(23.3)	(108.0)	(20.6)	(108.6)	(17.2)	(105.2)
Discontinued operations	(5.5)	—	(20.1)	—	(20.4)	(0.3)
Metso total	(28.8)	(108.0)	(40.7)	(108.6)	(37.6)	(105.5)

AMORTIZATION OF GOODWILL BY BUSINESS AREA

	7-9/	7-9/	1-9/	1-9/	10/2003	1-12/
	2004	2003	2004	2003	-9/2004	2003
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	(1.5)	(1.9)	(4.6)	(5.6)	(6.7)	(7.7)
Metso Minerals	(5.7)	(7.7)	(16.5)	(23.6)	(21.9)	(29.0)
Metso Automation	(0.7)	(0.7)	(2.1)	(2.1)	(2.7)	(2.7)
Metso Ventures	(0.2)	(0.3)	(0.8)	(0.9)	(1.3)	(1.4)
Continuing operations	(8.1)	(10.6)	(24.0)	(32.2)	(32.6)	(40.8)
Discontinued operations	(0.2)	(2.9)	(3.5)	(8.6)	(5.5)	(10.6)
Metso total	(8.3)	(13.5)	(27.5)	(40.8)	(38.1)	(51.4)

OPERATING PROFIT (LOSS) BY BUSINESS AREA

	7-9/	7-9/	1-9/	1-9/	10/2003	1-12/
	2004	2003	2004	2003	-9/2004	2003
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	(3.0)	(20.0)	(11.6)	(8.0)	21.0	24.6
Metso Minerals	19.9	(196.0)	50.8	(202.2)	68.0	(185.0)
Metso Automation	18.9	0.5	36.8	14.0	51.2	28.4
Metso Ventures	(5.2)	(6.0)	(6.8)	(1.0)	(14.5)	(8.7)
Corporate Office and other	(3.2)	(7.4)	(14.1)	(26.3)	(21.9)	(34.1)
Continuing operations	27.4	(228.9)	55.1	(223.5)	103.8	(174.8)
Discontinued operations	(8.6)	(63.6)	(15.8)	(50.2)	(19.5)	(53.9)
Metso total	18.8	(292.5)	39.3	(273.7)	84.3	(228.7)

The operating loss of Metso Minerals and discontinued operations loss include a goodwill impairment of EUR 205 million, which was booked in September 2003.

ORDERS RECEIVED BY BUSINESS AREA

	7-9/	7-9/	1-9/	1-9/	10/2003	1-12/
	2004	2003	2004	2003	-9/2004	2003
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	291	421	1,426	1,422	1,714	1,710
Metso Minerals	392	283	1,172	940	1,514	1,282
Metso Automation	146	121	440	412	559	531
Metso Ventures	63	75	258	256	400	398
Intra Metso orders received	(26)	(22)	(84)	(88)	(117)	(121)
Continuing operations	866	878	3,212	2,942	4,070	3,800
Discontinued operations	—	109	193	354	295	456
Metso total	866	987	3,405	3,296	4,365	4,256

PERSONNEL BY BUSINESS AREA

	Sep 30, 2004	Sep 30, 2003	Dec 31, 2003
Metso Paper	8,891	9,323	9,085
Metso Minerals	8,391	8,718	8,529
Metso Automation	3,270	3,412	3,314
Metso Ventures	2,515	2,509	2,482
Corporate Office and other	273	204	223
Continuing operations	23,340	24,166	23,633
Discontinued operations	—	2,617	2,607
Metso total	23,340	26,783	26,240

QUARTERLY INFORMATION

NET SALES BY BUSINESS AREA

	7-9/	10-12/	1-3/	4-6/	7-9/
	2003	2003	2004	2004	2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	363	527	360	351	378
Metso Minerals	337	356	298	356	351
Metso Automation	120	153	113	135	140
Metso Ventures	76	103	91	106	92
Intra Metso net sales	(22)	(43)	(24)	(25)	(30)
Continuing operations	874	1,096	838	923	931
Discontinued operations	117	108	90	102	—
Metso total	991	1,204	928	1,025	931

OPERATING PROFIT (LOSS) BEFORE NONRECURRING ITEMS AND AMORTIZATION OF GOODWILL BY BUSINESS AREA

	7-9/	10-12/	1-3/	4-6/	7-9/
	2003	2003	2004	2004	2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	15.3	34.1	(16.4)	10.9	22.7
Metso Minerals	16.8	21.4	14.7	26.4	27.5
Metso Automation	8.1	14.7	6.4	12.9	19.6
Metso Ventures	(1.7)	(5.7)	(0.8)	(0.2)	(5.0)
Corporate Office and other	(6.2)	(10.6)	(7.2)	(5.8)	(6.0)
Continuing operations	32.3	53.9	(3.3)	44.2	58.8
Discontinued operations	1.7	(1.4)	3.8	6.9	(2.9)
Metso total	34.0	52.5	0.5	51.1	55.9

NONRECURRING OPERATING ITEMS BY BUSINESS AREA

	7-9/	10-12/	1-3/	4-6/	7-9/
	2003	2003	2004	2004	2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	(33.4)	0.6	—	—	(24.2)
Metso Minerals	(62.5)	1.2	—	0.6	(1.9)
Metso Automation	(6.9)	0.3	—	—	—
Metso Ventures	(4.0)	(1.5)	—	—	—
Corporate Office and other	(1.2)	2.8	3.9	(1.8)	2.8
Continuing operations	(108.0)	3.4	3.9	(1.2)	(23.3)
Discontinued operations	—	(0.3)	(7.0)	(7.6)	(5.5)
Metso total	(108.0)	3.1	(3.1)	(8.8)	(28.8)

AMORTIZATION OF GOODWILL BY BUSINESS AREA

	7-9/	10-12/	1-3/	4-6/	7-9/
	2003	2003	2004	2004	2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	(1.9)	(2.1)	(1.5)	(1.6)	(1.5)
Metso Minerals	(7.7)	(5.4)	(5.4)	(5.4)	(5.7)
Metso Automation	(0.7)	(0.6)	(0.6)	(0.8)	(0.7)
Metso Ventures	(0.3)	(0.5)	(0.3)	(0.3)	(0.2)
Continuing operations	(10.6)	(8.6)	(7.8)	(8.1)	(8.1)
Discontinued operations	(2.9)	(2.0)	(1.7)	(1.6)	(0.2)
Metso total	(13.5)	(10.6)	(9.5)	(9.7)	(8.3)

OPERATING PROFIT (LOSS) BY BUSINESS AREA

	7-9/	10-12/	1-3/	4-6/	7-9/
	2003	2003	2004	2004	2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	(20.0)	32.6	(17.9)	9.3	(3.0)
Metso Minerals	(196.0)	17.2	9.3	21.6	19.9
Metso Automation	0.5	14.4	5.8	12.1	18.9
Metso Ventures	(6.0)	(7.7)	(1.1)	(0.5)	(5.2)
Corporate Office and other	(7.4)	(7.8)	(3.3)	(7.6)	(3.2)
Continuing operations	(228.9)	48.7	(7.2)	34.9	27.4
Discontinued operations	(63.6)	(3.7)	(4.9)	(2.3)	(8.6)
Metso total	(292.5)	45.0	(12.1)	32.6	18.8

The operating loss of Metso Minerals and discontinued operations loss include a goodwill impairment of EUR 205 million, which was booked in September 2003.

CAPITAL EMPLOYED BY BUSINESS AREA

	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004	June 30, 2004	Sep 30, 2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	537	538	519	460	445
Metso Minerals	777	766	747	722	745
Metso Automation	168	150	152	152	152
Metso Ventures	173	160	150	159	130
Corporate Office and other	309	340	361	627	545
Continuing operations	1,964	1,954	1,929	2,120	2,017
Discontinued operations	356	345	294	(7)	(6)
Metso total	2,320	2,299	2,223	2,113	2,011

ORDERS RECEIVED BY BUSINESS AREA

	7-9/	10-12/	1-3/	4-6/	7-9/
	2003	2003	2004	2004	2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	421	288	436	699	291
Metso Minerals	283	342	385	395	392
Metso Automation	121	119	140	154	146
Metso Ventures	75	142	86	109	63
Intra Metso orders received	(22)	(33)	(25)	(33)	(26)
Continuing operations	878	858	1,022	1,324	866
Discontinued operations	109	102	105	88	—
Metso total	987	960	1,127	1,412	866

ORDER BACKLOG BY BUSINESS AREA

	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004	June 30, 2004	Sep 30, 2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	1,031	784	864	1,211	1,124
Metso Minerals	389	363	461	493	544
Metso Automation	181	145	175	193	198
Metso Ventures	146	175	170	141	114
Intra Metso order backlog	(70)	(55)	(58)	(64)	(62)
Continuing operations	1,677	1,412	1,612	1,974	1,918
Discontinued operations	100	93	54	—	—
Metso total	1,777	1,505	1,666	1,974	1,918